Contact

www.linkedin.com/in/david-dietrich-b9605229 (LinkedIn)
www.youtube.com/deovolentemedia (Portfolio)

Top Skills

Microsoft Office
Microsoft Excel
Microsoft Word

David Dietrich

Managing Creatives and the Stories they Produce

Menifee

Summary

Project Manager with 10 years experience working with large clients, both domestic and international. Coordinated teams comprised of executives, management, and front line staff. Managed diverse set of projects ranging from SAAS software implementations to feature films with a high degree of success resulting in projects being completed on time, under budget, and with highest client satisfaction.

Experience

Deo Volente Media

President and Principle Director/Producer
January 2008 - Present (14 years 6 months)

Deo Volente Media focuses on development of faith infused media.

Noble Environmental Technologies Corporation

Project Manager
October 2019 - December 2019 (3 months)

ACS Technologies

SR Project Management and Implementation
August 2011 - January 2019 (7 years 6 months)

Zondervan Publishers

Project Manager
September 2009 - January 2011 (1 year 5 months)

Education

USC

Bachelor's degree, Cinema Television · (2001 - 2003)